QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21.1

ACCURIDE CORPORATION
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Accuride Canada, Inc.	Canada
Accuride Texas, Inc.	Delaware
Accuride Henderson Limited Liability Company	Delaware
Accuride Erie, L.P.	Delaware
AKW General Partner, L.L.C.	Delaware
Accuride de Mexico, S.A. de C.V.	Mexico
Accuride Cuyahoga Falls, Inc.	Delaware
Erie Land Holding, Inc.	Delaware

QuickLinks

ACCURIDE CORPORATION LIST OF SUBSIDIARIES